MAXIM SERIES FUND, INC.

8515 EAST ORCHARD ROAD

GREENWOOD VILLAGE, COLORADO 80111

April 30, 2010

VIA EDGAR Correspondence

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Maxim Series Fund, Inc.
File Nos. 2-75503; 811-03364
Post-Effective Amendment No. 105 to Registration Statement on Form N-1A

Commissioners:

On behalf of Maxim Series Fund, Inc. (the “Fund”), electronically transmitted for filing, pursuant to Rule 485(b) under the Securities Act of 1933 (“1933 Act”), is the above-referenced post-effective amendment to the Fund’s registration statement (“Amendment”). The Amendment reflects changes in response to comments of the Commission staff (“Staff”) on Post-Effective Amendment Nos. 102 and 103 to the Fund’s registration statement, filed pursuant to Rule 485(a)(1) under the 1933 Act on January 14, and March 2, 2010, respectively, and makes other changes to update information required to be updated annually.

Set forth below is each Staff comment on Post-Effective Amendment Nos. 102 and 103, communicated by telephone to the Fund’s outside counsel on March 1, and April 19, 2010, respectively, by Mr. Jason Fox of the Commission’s Office of Insurance Products, followed by the Fund’s response. Capitalized terms not defined in this letter have the meanings given them in the prospectuses.

Securities and Exchange Commission

April 30, 2010

I. RESPONSES TO STAFF COMMENTS

A. Comments on Post-Effective Amendment No. 102

Comment No. 1

With regard to the Maxim Janus Large Cap Growth Portfolio, how is the strategy to lend common stock (up to 33-1/3% of the Portfolio’s assets) to broker-dealers and financial institutions to realize income consistent with the strategy to invest 80% of the Portfolio’s net assets in large cap securities?

Response

As an initial matter, the Fund does not currently consider lending securities to be a principal investment strategy of the Portfolio. Although the Portfolio is permitted to lend up to 33-1/3% of its assets to approved borrowers, it generally lends much less. Accordingly, the Fund has removed securities lending disclosure from the principal investment strategy and principal investment risk sections of the Portfolio’s prospectus and instead disclosed the possibility of securities lending and related risks of securities lending under “Other Information About the Portfolio’s Investments.”

With respect to the disclosure regarding 80% of the Portfolio’s net assets in large cap securities, the Fund notes that in Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”), the term “Assets” is defined to mean “net assets, plus any borrowings for investment purposes.” The Fund understands that net assets do not include borrowings,1 and that traditional securities lending transactions are not considered borrowings for investment purposes.2 The Fund submits that the Portfolio’s current securities lending activity does not constitute borrowing for investment purposes. The securities loaned continue to be treated as a Portfolio asset and reported in the schedule of investments, with disclosure of the securities lending arrangement in financial statement footnotes. Accordingly, the Fund believes that its existing disclosure is consistent with the SEC’s position regarding calculation of Assets for purposes of Rule 35d-1.

[1]	In the SEC's release proposing Rule 35d-1, the SEC stated, “Net assets do not include liabilities such as a company's borrowings, if any.”

[2]

In the SEC's release adopting Rule 35d-1, the SEC stated in footnote 36: “For purposes of this provision, however, a typical securities lending transaction (in which an investment company lends its portfolio securities and enters an agreement with a lending agent to reinvest cash collateral in highly liquid fixed-income securities, such as U.S. government securities) would not be considered borrowing for investment purposes.”

Securities and Exchange Commission

April 30, 2010

The Fund notes that the disclosure limiting loans of portfolio securities to 33-1/3% of the Portfolio’s assets is identical to disclosure of other large cap funds that lend their portfolio securities. The Fund added the 33-1/3% limit disclosure in response to staff comment no. 4 to the Fund’s post-effective amendment no. 101, communicated on October 30, 2009.

Comment No. 2

With regard to Maxim Bond Index Portfolio, explain how the name of the Portfolio complies with Rule 35d-1 under the 1940 Act if at least 80% of the Portfolio’s net assets are invested in securities of the Barclays Bond Index and the Portfolio may lend common stock (up to 33-1/3% of the Portfolio’s total assets) to broker-dealers and financial institutions to realize additional income.

Response

As an initial matter, the Fund does not currently consider lending securities to be a principal investment risk of the Portfolio. Although the Portfolio is permitted to lend up to 33-1/3% of its assets to approved borrowers, it generally lends much less. Accordingly, the Fund has removed securities lending disclosure from the principal investment strategy and principal investment risk sections of the Portfolio’s prospectus and instead disclosed the possibility of securities lending and related risks of securities lending under “Other Information About the Portfolio’s Investments.”

In accordance with its principal investment strategies and Rule 35d-1 under the 1940 Act, the Portfolio invests at least 80% of the value of its assets in securities comprising the Barclays Capital Aggregate Bond Index (“Barclays Bond Index”). Through a combination of debt securities ownership and owning futures contracts on the Barclays Bond Index and options on futures contracts, the Portfolio, often, invests more than 80% of its assets in securities comprising the Barclays Bond Index. Loaning portfolio securities up to 33-1/3% of the Portfolio’s assets is consistent with the Rule 35d-1 under the 1940 Act.

With respect to the disclosure regarding 80% of the Portfolio’s net assets in securities comprising the Barclays Bond Index, the Fund notes that in Rule 35d-1 under the 1940 Act, the term “Assets” is defined to mean “net assets, plus any borrowings for investment purposes.” The Fund understands that net assets do not include borrowings,3 and that traditional securities lending transactions are not considered borrowings for investment purposes.4 The Fund submits

[3]	See supra note 1.

[4]	See supra note 2.

Securities and Exchange Commission

April 30, 2010

that the Portfolio’s current securities lending activity does not constitute borrowing for investment purposes. The securities loaned continue to be treated as a Portfolio asset and reported in the schedule of investments, with disclosure of the securities lending arrangement in financial statement footnotes. Accordingly, the Fund believes that its existing disclosure is consistent with the SEC’s position regarding calculation of Assets for purposes of Rule 35d-1.

The Fund notes that the disclosure limiting loans of securities to 33-1/3% of the Portfolio’s assets is identical to disclosure of other bond index funds that lend their portfolio securities. The Fund added the disclosure in response to staff comment no. 4 to the Fund’s post-effective amendment no. 101, communicated on October 30, 2009.

Comment No. 3

With regard to the Maxim Profile I Portfolios, provide corresponding principal investment strategy disclosure for the following principal investment risk disclosure:

•	value approach;
•	investing in growth companies;
•	junk bonds;
•	securities lending; and
•	derivatives.

Response

The Maxim Profile I Portfolios are fund of funds that pursue their investment objective by investing in other mutual funds. Accordingly, the Fund submits that the existing disclosure of investments in Underlying Portfolios is consistent with Form N-1A, Item 4(b)(1), which calls for disclosure of the “particular type or types of securities in which the Fund principally invests or will invest.” Regarding investment risks, Form N-1A, Item 4(c), calls for disclosure of the “risks to which the Fund’s particular portfolio as a whole is expected to be subject.” The Fund submits that the Profile I Portfolios are expected to be subject to the risks of securities in which the Underlying Portfolios invest, and accordingly, it is appropriate to include the risks of these securities in the prospectus. The Fund, however, has added the following disclosure to the Portfolio Summaries section of the Maxim Profile I Portfolios prospectus: “Each Underlying Portfolio has its own investment objectives and strategies and may hold a wide range of securities and other instruments in its portfolio, including, without limitation, U.S. and foreign equities, debt securities (including those rated below investment grade), short-term investments, and derivatives.” The Fund also has removed securities lending risk as a principal investment risk.

Securities and Exchange Commission

April 30, 2010

Comment No. 4

With regard to the Maxim SecureFoundation Balanced Portfolio, revise footnote 1 to the “Annual Portfolio Operating Expenses” table on page 1 to delete the second part of the sentence beginning with “based on.” The basis goes beyond what is permitted in the summary and may be disclosed elsewhere in the prospectus.

Response

Comment complied with by revising footnote 1 to the “Annual Portfolio Operating Expenses” table accordingly.

Comment No. 5

With regard to the Maxim SecureFoundation Balanced Portfolio, provide corresponding principal investment strategy disclosure for the following principal investment risk disclosure:

•	small and large size companies;
•	foreign securities; and
•	tracking of benchmark index.

Response

The SecureFoundation Balanced Portfolio is a fund of funds that pursues its investment objective by investing in other mutual funds. Accordingly, the Fund submits that the existing disclosure of investments in Underlying Portfolios is consistent with Form N-1A, Item 4(b)(1), which calls for disclosure of the “particular type or types of securities in which the Fund principally invests or will invest.” Regarding investment risks, Form N-1A, Item 4(c), calls for disclosure of the “risks to which the Fund’s particular portfolio as a whole is expected to be subject.” The Fund submits that the Portfolio is expected to be subject to the risks of securities in which the Underlying Portfolios invest, and accordingly, it is appropriate to include the risks of these securities in the prospectus. The Fund, however, has added the following disclosure to the Portfolio Summary section of the SecureFoundation Balanced Portfolio prospectus: “The Portfolio currently invests primarily in Underlying Portfolios designed to track the performance of a specified securities index (‘Index Portfolios’). Each Underlying Portfolio has its own investment objectives and strategies and may hold a wide range of securities and other instruments in its portfolio, including, without limitation, U.S. and foreign equities, fixed-income securities, short-term investments and derivatives.”

Comment No. 6

Securities and Exchange Commission

April 30, 2010

While the staff has an outstanding comment regarding the Maxim SecureFoundation Portfolio conflict of interest risk disclosure, because the conflict risk is a principal risk, disclose the related principal investment strategy that corresponds with the conflict of interest risk. Also, please explain how this strategy is consistent with the Adviser’s fiduciary duty under the Advisers Act.

Response

Each SecureFoundation Portfolio seeks to achieve its objective by investing in a mix of Underlying Portfolios that invest primarily in equity securities or fixed income securities, consistent with the SecureFoundation Portfolio’s target allocation. This strategy is disclosed in each SecureFoundation Portfolio’s prospectus under principal investment strategies. The Fund also has added the following narrative principal investment strategy disclosure to each SecureFoundation Portfolio’s prospectus: “The Portfolio currently invests primarily in Underlying Portfolios designed to track the performance of a specified securities index.” As stated in the response to the Staff’s comment no. 4 to the Fund’s post-effective amendment no. 98, the Portfolios disclose the conflict of interest risk to notify the reader that GWL&A, as issuer of the Guarantee, could have an interest in the quality and character of investments being made in the SecureFoundation Portfolio.

Each SecureFoundation Portfolio’s investment strategy is aimed at achieving long-term capital appreciation and income consistent with the SecureFoundation Portfolio’s target allocation, and accordingly, the SecureFoundation Portfolios invest in underlying index funds whose investment objectives enable the SecureFoundation Portfolios to achieve these goals. The Fund believes this strategy is serving the best interests of shareholders, consistent with each SecureFoundation Portfolio’s stated investment objective, and is consistent with MCM’s fiduciary and other legal duties.

Comment No. 7

Revise Part C item numbers to conform to new Form N-1A Part C item numbers.

Response

Comment complied with by revising Part C item numbers to conform to new Form N-1A.

B. Comments on Post-Effective Amendment No. 103

Comment No. 1

Securities and Exchange Commission

April 30, 2010

In Part C on page C-11, correct typo in Item 33, which states Item 233.

Response

Comment complied with by correcting Item 33.

Comment No. 2

Remove all cross-references (to other parts of the prospectus and SAI) in the summary section of each prospectus. This comment applies to summary section cross-references in the statutory as well as summary prospectus.

Response

Comment complied with by removing all cross-references in the summary section of each prospectus.

Comment No. 3

In the Performance section of each prospectus (except the Money Market Portfolio prospectus), delete the second paragraph beginning with “Broad-based securities indices are unmanaged . . .”

Response

Comment complied with by deleting referenced paragraph.

Comment No. 4

With respect to the Maxim Money Market Portfolio fee waiver footnote to the Fees and Expenses table, include this footnote only if the waiver is contractual and lasts for at least one year. If not, do not show fee waiver in table.

Response

Comment complied with. Since the Money Market Portfolio fee waiver is voluntary, the Fund deleted the fee waiver footnote.

Comment No. 5

Securities and Exchange Commission

April 30, 2010

If the fee waiver is reflected in the Maxim Money Market Portfolio example, the narrative should reflect that it is included and the calculation should reflect the waiver only for the period of the waiver.

Response

Comment complied with by calculating the Money Market Portfolio expense example without reflecting the voluntary fee waiver.

Comment No. 6

With respect to the Maxim Short Duration Bond Portfolio, disclose risks associated with investing in high yield bonds.

Response

Comment complied with. The Fund disclosed the risks associated with investing in high yield bonds as follows: “High Yield Risk—High-yield bonds carry particular market risks and may experience greater volatility in market value than investment grade bonds. Changes in interest rates, the market’s perception of the issuers, and the creditworthiness of the issuers may significantly affect the value of these bonds. Some of these securities may have a structure that makes their reaction to interest rates and other factors difficult to predict, causing their value to be highly volatile. The secondary market for high-yield bonds may be less liquid than the markets for higher quality securities, which may have an adverse effect on the market values of certain securities.”

Comment No. 7

With respect to the Maxim U.S. Government Mortgage Securities Portfolio, disclose risks associated with investing in mortgage dollar rolls.

Response

Comment complied with. The Fund disclosed risks associated with investing in mortgage dollar rolls as follows: “Mortgage Dollar Roll Risk—In a mortgage-dollar-roll transaction, the Portfolio sells mortgage-backed securities to a dealer and simultaneously agrees to purchase similar securities in the future at a predetermined price. These transactions simulate an investment in mortgage-backed securities and have the potential to enhance the Portfolio’s returns and reduce

Securities and Exchange Commission

April 30, 2010

its administrative burdens, compared with holding mortgage-backed securities directly. Mortgage dollar roll transactions involve the risk that the market value of the securities sold by the Portfolio may decline below the repurchase price of those securities. These transactions involve the risk that the portfolio manager will not correctly predict mortgage prepayments and interest rates, which will diminish the Portfolio’s performance. These transactions may increase the Portfolio’s portfolio turnover rate.”

Comment No. 8

With respect to the Maxim Global Bond Portfolio, summarize the Portfolio’s investment strategy with respect to derivatives and move detail to Item 9.

Response

Comment complied with by summarizing the principal investment strategy with regard to derivatives and moving detail about derivatives to Item 9 disclosure.

Comment No. 9

With respect to the Maxim Federated Bond Portfolio, summarize the Portfolio’s investment strategy with respect to derivatives and move detail to Item 9.

Response

Comment complied with by summarizing the principal investment strategy with regard to derivatives and moving detail about derivatives to Item 9 disclosure.

Comment No. 10

With respect to the Maxim Loomis Sayles Bond Portfolio,

•	disclose risks associated with investing in high yield/junk bonds, and
•	reformat (or make bigger) the presentation of the chart so that values on the Y axis are not bunched together.

Response

Comment complied with. The Fund has:

Securities and Exchange Commission

April 30, 2010

•

disclosed risks associated with investing in high yield/junk bonds as follows: “High Yield Risk—High-yield bonds carry particular market risks and may experience greater volatility in market value than investment grade bonds. Changes in interest rates, the market’s perception of the issuers, and the creditworthiness of the issuers may significantly affect the value of these bonds. Some of these securities may have a structure that makes their reaction to interest rates and other factors difficult to predict, causing their value to be highly volatile. The secondary market for high-yield bonds may be less liquid than the markets for higher quality securities, which may have an adverse effect on the market values of certain securities.”

•	reformatted the presentation of the performance chart.

Comment No. 11

With respect to the Maxim Ariel MidCap Value Portfolio,

•	a “Table of Contents” heading is missing on the Table of Contents, and
•	define “mid-cap” by providing the cap range for the Russell 3000® Index.

Response

Comment complied with. The Fund has:

•	added a “Table of Contents” heading, and
•

defined “mid-cap” by disclosing the capitalization range for the Russell 3000® Index as follows: “The Portfolio will, under normal circumstances, invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the securities of issuers classified in the medium/small ($1.57 billion to $4.02 billion as of December 31, 2009), medium ($4.02 billion to $12.17 billion as of December 31, 2009) or medium/large ($12.17 billion to $41.03 billion as of December 31, 2009) capitalization quintiles of the Russell 3000® Index at the time of initial purchase.”

Comment No. 12

With respect to the Maxim MidCap Value Portfolio, re-word Item 9 “Debt Securities” disclosure to reflect that Portfolio may invest in debt securities (rather than will normally invest at least 80% of its assets in debt securities).

Response

Securities and Exchange Commission

April 30, 2010

Comment complied with by revising “Debt Securities” disclosure accordingly.

Comment No. 13

With respect to the Maxim Small-Cap Value Portfolio,

•	disclose the maximum capitalization size for the Russell 2000® Index,
•	the principal investment strategy is too detailed; summarize instead, and
•	disclose value approach in principal investment strategies to correspond with value stock risk disclosure.

Response

Comment complied with. The Fund has:

•

disclosed the capitalization range for the Russell 2000® Index as follows: “The Portfolio considers a company to be a small capitalization company if it has a market capitalization, at the time of purchase, no larger than the largest capitalization company included in the Russell 2000® Value Index ($3.93 billion as of December 31, 2009).”

•	reduced the detail in the principal investment strategy summary section, and
•

disclosed value approach investing in principal investment strategy section to correspond with value stock risk disclosure as follows: “The Portfolio will emphasize issuers that are believed to be undervalued but demonstrate a strong potential for growth.”

Comment No. 14

With respect to the Maxim Small-Cap Growth Portfolio, disclose over the counter securities strategy to correspond with over the counter risk disclosure.

Response

Comment complied with. The Portfolio does not consider investing over the counter securities to be a principal investment strategy. Accordingly, the Fund deleted over the counter risk disclosure.

Comment No. 15

With respect to the Maxim Loomis Sayles Small-Cap Value Portfolio,

Securities and Exchange Commission

April 30, 2010

•	disclose over the counter securities strategy to correspond with over the counter risk disclosure, and
•	disclose cap range of Russell 2000® Index.

Response

Comment complied with. Accordingly, the Fund has:

•	deleted over the counter risk disclosure because the Portfolio does not consider investing over the counter securities to be a principal investment strategy, and
•

disclosed the capitalization range of the Russell 2000® Index as follows: “The Portfolio will, under normal circumstances, invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities of companies with market capitalizations that fall within the capitalization range of the Russell 2000® Index ($10 million to $5.60 billion as of December 31, 2009), an index that tracks stocks of the 2000 smallest U.S. companies in the Russell 3000® Index at the time of purchase.”

Comment No. 16

With respect to the Maxim T. Rowe Price MidCap Growth Portfolio,

•	disclose over the counter securities strategy to correspond with over the counter risk disclosure,
•	define MidCap by providing capitalization range of the Index, and
•	disclose risk of investing in non-investment grade fixed income securities.

Response

Comment complied with. Accordingly, the Fund has:

•	deleted over the counter risk disclosure because the Portfolio does not consider investing over the counter securities to be a principal investment strategy,
•

disclosed the capitalization range in the S&P MidCap 400® Index and the Russell MidCap® Growth Index as follows: “The Portfolio will, under normal circumstances, invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the securities of issuers whose market capitalization fall within the range of companies included in either the S&P MidCap 400® Index ($293 million to $8.24 billion as of December 31, 2009) or the Russell MidCap® Growth Index ($263 million to $15.53 billion as of December 31, 2009) at the time of purchase.”

Securities and Exchange Commission

April 30, 2010

•

disclosed the risk of investing in non-investment grade fixed income securities as follows: “Fixed Income Securities Risk—Investments in debt securities will be subject to risk associated with changes in interest rates generally and the credit quality of the individual fixed income securities held. The prices of mortgage-backed and asset-backed securities are sensitive to the rate of principal prepayments on the underlying assets. Fixed income securities rated below investment grade (junk bonds) are highly speculative securities that are usually issued by smaller, less creditworthy, and/or highly leveraged (indebted) companies and their issuers are less likely to make payments of interest and repay principal.”

Comment No. 17

With respect to all Maxim Index Portfolios, disclose risks associated with trading in exchange traded funds.

Response

Comment complied with. The Fund disclosed the risks associated with trading in exchange traded funds (“ETFs”) in the Maxim Index 600 Portfolio prospectus, the Maxim S&P 500® Index Portfolio prospectus, and the Maxim Stock Index Portfolio prospectus as follows: “ETFs Risk—An ETF trades like common stock. Shares in an index ETF represent an interest in a fixed portfolio of securities designed to track a particular market index. An Index Portfolio could purchase shares issued by an ETF to temporarily gain exposure to a portion of the U.S. or a foreign market while awaiting purchase of underlying securities. The risks of owning an ETF generally reflect the risks of owning the underlying securities they are designed to track, although ETFs have management fees that increase their costs. Portfolio shareholders indirectly bear their proportionate share of the expenses of the ETFs in which the Portfolio invests.” This disclosure is not applicable to the Maxim Bond Index Portfolio.

Comment No. 18

With respect to the Maxim MFS International Growth Portfolio, disclose risks associated with investing in convertible securities and depositary receipts.

Response

Comment complied with. Accordingly, the Fund has:

Securities and Exchange Commission

April 30, 2010

•

disclosed risks associated with investing in convertible securities as follows: “Convertible Securities Risk—Convertible securities, particularly securities that are convertible into securities of an issuer other than the issuer of the convertible securities, may be illiquid. The Portfolio may not be able to dispose of such securities in a timely fashion or for a fair price, which could result in losses to the Portfolio.”

•

disclosed risks associated with investing in depositary receipts as follows: “Depositary Receipts Risk—Depositary Receipts are generally subject to the same sort of risks as direct investments in a foreign country, such as, currency risk, political and economic risk, and market risk, because their values depend on the performance of a foreign security denominated in its home currency. Depositary receipts may be less liquid than the underlying shares in their primary trading market. Any distributions paid to the holders of depositary receipts are usually subject to a fee charged by the depositary. Holders of depositary receipts may have limited voting rights, and investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert equity shares into depositary receipts and vice versa. Such restrictions may cause equity shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipts.”

Comment No. 19

With respect to the Maxim MFS International Value Portfolio, disclose investing in over the counter securities as a strategy to correspond to principal investment risk.

Response

Comment complied with. The Portfolio does not consider investing over the counter securities to be a principal investment strategy. Accordingly, the Fund deleted over the counter risk disclosure.

Comment No. 20

With respect to the investment objectives of the Maxim Conservative Profile II and Maxim Moderately Conservative Profile II Portfolios, which seek capital appreciation primarily through investments in Underlying Portfolios that emphasize fixed income investments, should the objective state that the Portfolios seek “income” as well as capital appreciation?

Response

Comment complied with. The Fund has corrected the disclosure regarding the investment

Securities and Exchange Commission

April 30, 2010

objective of the Maxim Conservative Profile II Portfolio to refer to seeking “capital preservation,” and the Fund has corrected the disclosure regarding the investment objective of the Maxim Moderately Conservative Profile II Portfolio to refer to seeking “income and capital appreciation.”

Comment No. 21

With respect to the Maxim Profile Portfolios, what does it mean that “the Portfolio pays a portion of the Underlying Portfolio’s expenses”? Please re-draft clearly in plain English.

Response

Comment complied with. The Fund has revised the fourth bullet under “Fund-of-Funds Structure Risk” in the Portfolio Summaries (N-1A, Item 4(b)) section of the prospectus as follows: “You will bear your proportionate share of expenses of the Portfolio and indirectly of the Underlying Portfolios, resulting in an additional layer of expenses.” The Fund has revised the fourth bullet under “Fund-of-Funds Structure Risk” in the More Information About the Portfolios (N-1A, Item 9(c)) section of the prospectus as follows: “Since the Portfolio invests in Underlying Portfolios, you will bear your proportionate share of expenses of the Portfolio and indirectly your proportionate share of expenses of the Underlying Portfolios. Consequently, an investment in the Portfolio entails more direct and indirect expenses than a direct investment in the Underlying Portfolios.”

Comment No. 22

With respect to the Maxim Profile Portfolios’ performance tables, please explain why there is more than one index in the table preceding the table.

Response

Each Profile Portfolio provides an asset allocation program by investing in other Portfolios of the Fund and other mutual funds that are part of the same group of investment companies as the Profile Portfolios. The principal investment strategy section of each Maxim Profile Portfolio prospectus includes a chart showing the asset allocation ranges for the Portfolio in the following asset categories: equity (small cap, mid cap, large cap, international) and debt (bond and short-term bond). In turn, the performance charts illustrate a Maxim Profile Portfolio’s performance against securities indices in the international equity, domestic equity and debt asset categories: Wilshire 5000 Index for the domestic equity asset class; MSCI EAFE Index for the international equity asset class, and Barclays Capital U.S. Aggregate Bond Index and Barclays Capital 1-3

Securities and Exchange Commission

April 30, 2010

Year Credit Bond Index for the bond and short-term bond asset classes, respectively.

Comment No. 23

With respect to the Maxim Lifetime Portfolios,

•	move the statement that the investment objective is non-fundamental and may be changed without shareholder approval to Item 9 of the prospectus,
•	remove the performance bar chart if Portfolios do not have a full calendar year of returns and state that performance will be provided in the future,
•

in the Frequent Purchases section on page 86, explain to the staff why the first sentence defining the term “portfolio” is needed and why the defined term is not used consistently (i.e., section uses small cap “p” and large cap “P”).

Response

Comments complied with. The Fund has:

•	moved the disclosure regarding the Maxim Lifetime Portfolios’ non-fundamental investment objective to the “More Information About the Portfolios” section of the prospectus (N-1A, Item 9(a));
•	removed the performance chart and added disclosure that performance will be provided after the Portfolios have been in operation for one complete calendar year; and
•

deleted the first sentence under “Frequent Purchases and Redemptions of Shares of the Portfolios” on page 86 defining the term “portfolio.” The Fund has capitalized all applicable references to the Portfolios in the “Frequent Purchases and Redemptions of Shares of the Portfolios” section of the prospectus.

Comment No. 24

With respect to the principal investment strategy summary section of each Maxim SecureFoundation and Maxim Lifetime target date fund prospectus,

•	include the Portfolio’s glide path, and
•	include the Portfolio’s current asset allocation.

Response

Comment complied with. The Fund has added the glide path and current asset allocation to the

Securities and Exchange Commission

April 30, 2010

Portfolio Summaries section of the prospectus (N-1A, Item 4(a)), and the More Information About the Portfolios section of the prospectus (N-1A, Item 9(b)) for each Maxim SecureFoundation Lifetime Portfolio and each Maxim Lifetime 2015 – 2055 Portfolio.

C. “Tandy” Comment

Comment No. 1:

Make the standard “Tandy” representations in the EDGAR correspondence.

Response

As requested by Mr. Jason Fox of the Commission’s Office of Insurance Products, the Fund hereby acknowledges as follows:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Comments by the Commission staff or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•

The Fund may not assert staff comments as a defense to any action initiated by the Commission under the federal securities laws of the United States, except to the extent otherwise legally permissible.

*            *             *

Securities and Exchange Commission

April 30, 2010

Please direct any question or comment regarding Amendment No. 105 to me at (303) 737-4675 or Ann Furman or Chip Lunde of Jorden Burt LLP at (202) 965-8130 or (202) 965-8139, respectively.

Very truly yours,

/s/ Ryan L. Logsdon

Ryan L. Logsdon

Assistant Vice President, Counsel & Secretary

Maxim Series Fund, Inc.

Enclosures

cc:	Mr. Jason Fox
Beverly A. Byrne, Esq.
Ann B. Furman, Esq.
Chip Lunde, Esq.